May 11, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc. Form 10-K for the Period Ended December 31, 2008 Filed April 15, 2009 File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the year ended December 31, 2008 of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009 (the “Form 10-K”), by letter dated April 23, 2010, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the Period Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results

Results Of Operations
For the year ended December 31, 2008 as compared to December 31, 2007
Operating Expenses, page 45

1.	SEC Comment: Refer to your response to comment two.

•
Revise to provide a discussion explaining the amount and nature of each significant factor contributing to the fluctuation in research and development expense that links to the information in the tables on pages 40 and 41 of your Form 10-K for the period ended December 31, 2009.

•
Confirm to us that you will include in future quarterly reports disclosure that a) discusses the extent to which you maintain or do not maintain cost information by project on a quarterly basis and b) quantifies and explains each significant factor contributing to the fluctuation in research and development expense.

Securities and Exchange Commission
May 11, 2010

Response:  The Company has enhanced its disclosure to explain that the increase in research and development expenses are related to activities relating to research and development of technologies acquired in connection with the 2008 acquisitions of Tianlong and Peng Lai and other technologies acquired in 2008 and 2009, as well as increased research and development of its existing products.  The Company has provided a table for its material research and development projects, setting forth the amounts spent during 2008, 2009 and since the commencement of such project.  The Company also provided trend information as to its expectations of research and development expenses for 2010, as well as estimated costs, activities and completion dates for each of the ongoing material projects.

The Company will disclose on a quarterly basis the cost information for each material project and quantify and explain factors contributing to fluctuations in research and development expense in future quarterly reports.

Liquidity and Capital Resources, page 45

2.
SEC Comment: Refer to your response to comment seven. Please revise page 43 of your Form 10-K for the period ended December 31, 2009 to disclose, for each quarter of each year presented, the reason for the change in the collection rate as compared to the preceding quarter.

Response: As previously discussed, the Company respectfully refers the Staff to the disclosure explaining the fluctuations in accounts receivable turnover days set forth on page 43 of the previously filed Amendment No. 1 to the Annual Report on Form 10-K  for the year ended December 31, 2009.

Notes to Consolidated Financial Statements

8. Outstanding Warrants and Options, page F-19

3.
SEC Comment: Refer to your response to comment five dated April 2, 2010. In your November 6, 2009 response to comment 16 of our September 18, 2009 comment letter, you indicate that the exercise price of your warrants is subject to a weighted-average ratchet down round provision that is intended to compensate warrant holders only for the dilution suffered. Clarify this statement by telling us whether the mechanics of this provision is designed to adjust the warrants' exercise price only for the dilutive effect of an equity issuance at below its then-current market price, akin to the scenario provided in Example 17 at FASB ASC 815-40-55-42 and -43. Note that the exercise price is not adjusted for the effect of the market price fluctuations (i.e. the difference between the exercise price and the then-current market price) in this scenario. If the above statement is correct, revise your disclosure to clarify why your adjustment feature is indexed to your stock and therefore why equity classification is appropriate.

Securities and Exchange Commission
May 11, 2010

If your situation is not akin to example 17, confirm that the mechanics of this provision is designed to adjust for the dilutive effect between the warrant's exercise price and the lower equity issuance price, regardless of the issuance price's relationship to the then-current market price, akin to the scenario provided in Example 9 at FASB ASC 815-40-55-33 and -34, and address the following:

a.
While we recognize that the Black-Scholes model does not take into account the warrants' down-round protection, it appears to us that the price adjustment feature would add value to the warrant. Explain to us why you apply the probability of triggering the down-round protection to the Black-Scholes estimate and why you appear to value these warrants with the down-round protection lower than those warrants without the similar protection. Note that the guidance requires you to recognize derivatives at their fair values, rather than at a value adjusted by the probability of an actual payout.

b.
Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

c.
If after considering the above, the value of the warrants changes, and you continue to believe that reclassification of the warrants to liabilities in each quarter during 2009 is not material, please provide us an updated analysis supporting this belief.

d.	Represent to us that you will reclassify the warrants to liabilities beginning January 1, 2010, or explain to us why this treatment is not necessary.

Response: On January 31, 2008 (the “Closing Date”), the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), for the purchase and sale of units consisting of an aggregate of: (i) 2,500,000 shares of the Company’s common stock, and (ii) Class A Warrants to purchase 750,000 additional shares of the Company’s common stock, exercisable at $12.50 per share, and expiring on July 31, 2011 (the “Class A Warrants”), for a purchase price of $10.00 per unit (the “Unit Purchase Price”), or gross offering proceeds of $25.0 million (the “2008 Offering”).

Pursuant to the Purchase Agreement, among other things, if, and whenever, within twelve (12) months of the Closing Date, the Company issued or sold, or was deemed to have issued or sold, any shares of common stock, or securities convertible into or exercisable for shares of common stock, or modified any of the foregoing which may have been outstanding (with the exception of certain excluded securities), to any person or entity at a price per share, or conversion or exercise price per share less than the Unit Purchase Price, then the Company would have been required to issue, for each such occasion, additional shares of its common stock to the Investors in such number so that the average per share purchase price of the shares of common stock purchased by the Investors in the 2008 Offering would have been automatically reduced to such other lower price per share.  Management deemed the reset provision to be indexed to the Company’s own stock and as such equity classification was proper pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11 (a) of SFAS 133).  The Company did not issue any securities that triggered the reset provision prior to its expiration and, therefore, was not required to issue additional shares of common stock to the Investors.

Securities and Exchange Commission
May 11, 2010

The Class A Warrants represent the right to purchase an aggregate of 750,000 shares of common stock (the “Warrant Shares”), at an exercise price of $12.50 per share (the “Exercise Price”) and have the following key terms:

•	The Class A Warrant shares became exercisable beginning on the six-month anniversary of the Closing Date, and will expire July 31, 2011 (such expiration date to be extended, as described below).

•
The Exercise Price and number of the Warrant Shares are subject to adjustment for standard dilutive events, including the issuance of common stock, or securities convertible into or exercisable for shares of common stock, at a price per share, or conversion or exercise price per share less than the Class A Warrants’ Exercise Price of $12.50 per share.  On the Closing Date, Management assessed the Class A Warrants and concluded the Class A Warrants were indexed to the Company’s own stock and as such equity classification was proper pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11(a) of SFAS 133).

In June 2008, the Emerging Issues Task Force issued EITF Consensus 07-05 (“Issue 07-05) “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”.  Under Issue 07-05, instruments which contain full ratchet anti-dilution provisions will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11 (a) of SFAS 133.  Issue 07-05 provides new guidance for determining whether equity instruments are indexed to a company’s own stock, and as a result, whether those contracts should be marked-to-market.  Issue 07-05 contains 20 examples illustrating its application.  In particular, Example 8 addresses an exercise price reset feature that is common in many arrangements.  Example 8, concludes that because of the reset feature, the Class A Warrants will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11(a) of SFAS 133.  The adoption of Issue 07-05 required the Company to (1) evaluate the Class A Warrants contingent exercise provisions and (2) evaluate the instrument’s settlement provisions.  The Company determined that the Class A Warrants are akin to Example 8 of EITF 07-05 and not Example 16 of EITF 07-05, as the anti-dilution provision is designed to protect the holder from issuances below the exercise price (rather than below market price issuances).  Based upon applying this approach to the Class A Warrants, the Company has concluded that the Class A Warrants which were classified in stockholder’s equity on December 31, 2008, no longer meet the definition of indexed to a company’s own stock provided in the Consensus.  Accordingly, effective January 1, 2009, the Company was required to reclassify the Class A Warrants, at their fair value, to liabilities under ASC 815-40.

Securities and Exchange Commission
May 11, 2010

•
At anytime following the date a Registration Statement covering the Warrant Shares is declared effective, the Company will have the ability to call the Class A Warrants at a price of $0.01 per Warrant Share, upon thirty (30) days prior written notice to the holders of the Class A Warrants, provided (i) the closing price of the Company’s common stock exceeded $18.75 for each of the ten (10) consecutive trading days immediately preceding the date that the call notice is given by the Company, and (ii) the Company attained an Adjusted EPS of at least $1.75 per share for the fiscal year ending December 31, 2008, as set forth in our audited financial statements of the Company.  This call feature is a right granted to the Company.  It does not impose any obligation on the Company to purchase the Class A Warrants unless the Company exercises its call option.  Accordingly, no liability accounting is required.

•
If, among other things, the Company fails to cause a registration statement covering the Warrant Shares to be declared effective prior to the applicable dates set forth in the Registration Rights Agreement entered into in connection with the 2008 Offering, the expiration date of the Class A Warrants shall be extended one day for each day of the registration default.  The registration rights do not require a cash settlement and the Class A Warrants can be settled in unregistered shares.  Therefore, paragraphs 14-18 of EITF 00-19 do not apply to the registration rights associated with the Class A Warrants.  As a result, no liability accounting is required.

In connection with the 2008 Offering, the Company and the Investors entered into a Put Agreement whereby the Investors were granted the right, but not the obligation, to require the Company to repurchase certain common shares issued under the Purchase Agreement at $10.00 per share (the Unit Purchase Price). The Investors could only exercise their Put Right in the event that either:

Securities and Exchange Commission
May 11, 2010

1.	the Adjusted EPS of the Company for the fiscal year ending December 31, 2007 was less than $0.80 per share, as set forth in the fiscal year 2007 financial statements; or

2.	the Company’s accounts receivable exceeded $12.0 million at December 31, 2007, as set forth in the fiscal year 2007 financial statements.

As of the Closing Date, the Company achieved both of the targets and the Investors rights under the Put Agreement were terminated.

As discussed above, the Class A Warrants issued in connection with the 2008 Offering are within the scope of ASC 815-40 due to the down-round provisions.  Accordingly, the Class A Warrants have been reclassified as a liability and will be measured as of January 1, 2009 by classifying the Class A Warrants as a liability measured at fair value with changes in fair value recognized in earnings each reporting period in 2009 and recording a cumulative- effect adjustment to the opening balance of retained earnings and paid-in capital.

The Company has calculated the fair value of the Class A Warrants at the date of adoption, as well at March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009 utilizing the Black-Scholes valuation model.

Using the Black-Scholes valuation model the Company calculated the fair value of the Class A Warrants at approximately $4.0 million, $6.4 million, $4.1 million, $5.2 million, $5.1 million and $11.1 million for the reporting periods ended January 31, 2008 (date of private placement), December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009.

The following table summarizes the impact of applying ASC 815 as of December 31, 2009:

	($ in thousands)
			Net Differences
	Previously filed	As Adjusted	as %
December 31, 2009	4/16/10	4/16/10	of F/S Caption
Total Liabilities	9,389	20,504	118.4%
Total Equity	130,974	124,609	4.9%
Net Income	34,457	29,707	13.8%

The Company’s significant assumptions to calculate the derivative liability at December 31, 2009 included (i) life of warrants of 3.7 years; (ii) expected volatility of 68%; (iii) the stock price at the valuation date; and (iv) a risk free interest rate of 2.16%.

The Company is in the process of applying the Monte Carlo valuation model to value the Class A Warrants which it believes may be better suited to handle the potential changes to the exercise price.  The Company does not expect that the valuations will change materially and will advise the Staff if it determines to apply the Monte Carlo valuations after they are completed.

Securities and Exchange Commission
May 11, 2010

The Company will restate and amend its previously filed Amendment No. 1 to Form 10-K for the year ended December 31, 2009. Based upon the Company’s calculations and assessment of materiality, the Company has concluded that its previously filed Form 10-Q’s for the March 31, 2009, June 30, 2009 and September 30, 2009 reporting periods do not require restatement.

13. Income Taxes, page F-22

4.
SEC Comment: Refer to our previous comment six. Please tell us where you have provided the following information in your Form 10-K for the period ended December 31, 2009 or revise to include the following information:

a.	Reasons why you were assessed 2% tax on revenues in Peng Lai;

b.	When the special tax rates will expire; and

c.	Reasons why the components of your deferred tax assets consist of only the U.S. NOL carry forward and share-based compensation.

Response:

a.
The Company has clarified the disclosure to indicate that Peng Lai’s effective tax rate of 2% reflects a tax rate of 25% applied to only 8% of the Peng Lai’s revenue and that there was no tax on the remaining 92% of revenue.

b	The Company has added the requested disclosure in footnote 14 Income Taxes.

c.	The Company has added disclosure to indicate there were no material temporary PRC tax differences at December 31, 2007, 2008 and 2009.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Liu Yan-qing
Liu Yan-qing
Chairman, Chief Executive Officer and President